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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                                Commission File Number  33-13326


                               HNA HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           30 INDEPENDENCE BOULEVARD, WARREN, NJ 07059 (908) 231-2000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        $250,000,000 HOECHST CELANESE CORPORATION 6 1/8% NOTES DUE 2004

 $100,000,000 HOECHST CELANESE CORPORATION MEDIUM TERM NOTES, SERIES B DUE 2009

 $30,000,000 HOECHST CELANESE CORPORATION 7.5% MEDIUM TERM NOTES, SERIES B DUE
                               NOVEMBER 25, 2004

  $20,000,000 HOECHST CELANESE CORPORATION EQUITY LINKED MEDIUM TERM NOTES,
                               SERIES B DUE 2001

     $10,000,000 HOECHST CELANESE CORPORATION 9.8% MEDIUM TERM NOTES DUE
                               OCTOBER 17, 2013

     $15,000,000 HOECHST CELANESE CORPORATION 9.8% MEDIUM TERM NOTES DUE
                               OCTOBER 14, 2018
            (Title of each class of securities covered by this Form)

                                      NONE
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     [ ]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)    [ ]        Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)     [X]*

*HNA Holdings, Inc. hereby certifies that it is eligible for immediate suspension of the duty under section 15(d) to file reports required by section 13(a) of the Act with respect to each class of securities listed above.

     Approximate number of holders of record as of the certification or notice date:

$250,000,000 HOECHST CELANESE CORPORATION 6 1/8% NOTES DUE 2004....................................... 69
$100,000,000 HOECHST CELANESE CORPORATION MEDIUM TERM NOTES, SERIES B DUE 2009........................ 34
$30,000,000 HOECHST CELANESE CORPORATION 7.5% MEDIUM TERM NOTES, SERIES B DUE NOVEMBER 25, 2004.......  3
$20,000,000 HOECHST CELANESE CORPORATION EQUITY LINKED MEDIUM TERM NOTES, SERIES B DUE 2001...........  1
$10,000,000 HOECHST CELANESE CORPORATION 9.8% MEDIUM TERM NOTES DUE OCTOBER 17, 2013..................  2
$15,000,000 HOECHST CELANESE CORPORATION 9.8% MEDIUM TERM NOTES DUE OCTOBER 14, 2018..................  1

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     Pursuant to the requirements of the Securities Exchange Act of 1934, HNA
Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:    March 24, 1998          BY:     /s/ David A. Jenkins
                                         --------------------
                                         David A. Jenkins
                                         President & Chief Executive Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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